Sun Microsystems, Inc. 4150 Network Circle, Santa Clara, CA 95054

February 23, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:	Sun Microsystems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2006

Filed September 8, 2006

File No. 000-15086

Dear Mr. Kronforst,

In response to your letter dated February 5, 2007, we have reviewed the Staff’s comments and questions related to Sun Microsystems, Inc.’s (the “Company” or “Sun”) Annual Report on Form 10-K for the year ended June 30, 2006. Set forth below are our responses to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1. We note that the StorageTek acquisition appears to have had a material impact on certain revenue and expense items but you have not provided quantification of this impact. Your disclosures on page 29 indicate that you are unable to accurately quantify the results of the former StorageTek business due to certain integration activities. We note that StorageTek’s revenue would have increased your 2005 revenues by approximately 19% based on the pro forma information provided on page 68. We also note your net loss would have more than tripled in 2005 had StorageTek been included in your 2005 results. Therefore it appears that quantification of the impact of this acquisition is necessary to an understanding of your business as a whole. In view of these concerns, please explain to us why you believe your existing disclosure complies with the requirements of Item 303(a)(3) of Regulation S-K, as interpreted by Release No. 33-6835.

We respectfully submit that we have considered the requirements of Item 303 (a)(3) of Regulation S-K as interpreted by Release No. 33-6835, which, among other things, requires a registrant to discuss the causes of material changes from year-to-year in financial statements line items “to the extent necessary to gain an understanding of the registrant’s business as a whole.” In our Annual Report on Form 10K, we were unable to accurately quantify the impact of the StorageTek acquisition for the reasons described below.

Soon after our acquisition of StorageTek in August 2005, we began to take steps to integrate the business processes, systems and operations of the acquired company with those of Sun. This effort which began in September 2005, included consolidation of StorageTek’s legal entities with existing Sun legal entities and transfer of headcount to Sun functional groups and departments including, research and development, selling and general and administrative. With respect to StorageTek products, these operations were combined with those of Sun’s existing storage business to create our enlarged Data Management Group, while the existing StorageTek services business was subsumed into Sun’s services business.

For a period of time, due to the maintenance of separate financial systems of record (separate StorageTek general ledger) and the existence of separate StorageTek legal entities, we were able to isolate and accurately quantify the impact of the legacy StorageTek business to Sun’s consolidated financial results. Accordingly, we disclosed information in our quarterly filings for the first three quarters of Fiscal year 2006 of the impact of the acquisition on our revenues, margins, research and development, and selling, general and administrative expenses. Please refer to Item 2 of our Quarterly reports for the periods ended: September 25, 2005 (pages 19, 21 to 24); December 25, 2005 (pages 21, 22, 24 to 28); and March 26, 2006 (pages 22, 23, 25 to 29).

By the end of the third quarter of our Fiscal year ended June 30, 2006, we were aware that due to the substantial completion of the integration activities referred to above, we would no longer be able to provide an accurate quantification of the impact of the acquisition on Sun’s consolidated results. Accordingly, on page 22 of our Quarterly report for the period ended March 26, 2006, we disclosed that:

“as our integration activities proceed, it is likely that we will no longer be able to accurately provide such information in the future.”

In our Annual Report for the year ended June 30, 2006, we did, however, provide directional guidance which disclosed that the acquisition of StorageTek had an overall favorable impact on revenues and gross margins and an unfavorable impact on research and development and selling, general and administrative expenses.

In your question you also refer to the 2005 pro forma net loss that would have been recorded had we included StorageTek’s results in our results. A large portion of the increased loss ($159 million) is attributable to purchase price accounting adjustments related to the amortization of acquistion-related intangible assets which we specifically disclose on page 37 of our Annual report for the year ended June 30, 2006.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page 54

Revenue Recognition, page 58

2. We note that in June 2005 you began offering OpenSolaris, an open source project which enables your customers to download the Solaris operating system free of charge. Please tell us more about your arrangements that include OpenSolaris and explain the impact, if any, on your revenue recognition policies. Refer to authoritative literature that supports your accounting as necessary. Also, please explain to us how your current revenue recognition policy addresses arrangements involving OpenSolaris.

The OpenSolaris project is an open source project sponsored by Sun that is based on a subset of the source code for the Solaris Operating System which allows developers access to code developed by Sun and by the OpenSolaris community. It is a forum for a community development effort where developers from Sun and elsewhere can collaborate on developing and improving operating system technology. The OpenSolaris project does not provide an end-user product. Instead it provides an open source code base, “build tools” necessary for developing with the code and an infrastructure for communicating and sharing related information. We make this code available free of charge and with the exception of Solaris Express Developer Edition, we do not offer support services or maintenance. For the Developer Edition support in the form of code support, programming and technical assistance is provided for a fee. For arrangements involving that support, we recognize the maintenance revenue ratably over the contractual period as described on page 59 in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements. Cumulatively to date, we have recognized less than $1 million of support revenue related to the Developer Edition of Solaris Express.

Note 3. Balance Sheet Details, Page 61

Other Non-Current Assets, Net page 62

3. We note that you classify “spare parts, net” as Other Non-Current Assets, Net. Please explain the nature of, and underlying uses for, these assets. As part of your response, refer to the authoritative literature that supports your accounting.

Spare parts are used in the operation of Sun’s Services business. We acquire and hold these parts in order to support the warranty and maintenance of our installed base of products provided through our world-wide service centers. We account for these spares as other non-current assets because, firstly: they do not represent items held for sale in the ordinary course of business and secondly, because they are expected to be consumed over an extended period of time (ranging between three and ten years) and therefore are considered to be long-term in nature. Per ARB 43 Chapter 3A, ¶ 4, for accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.

Due to the size, depth and age of our installed base, we acquire and maintain spares for customers with the expectation that they may not be consumed for some time. For example, we may acquire spares for “end-of-life” products being taken out of production in order to support the long-term needs of the installed base. Additionally, certain customer contracts require us to retain spares for specific customer needs and for extended periods of time. Our accounting policy, which has been applied consistently for many years, is to capitalize these assets on acquisition and amortize them on a straight-line basis over their estimated useful lives. By amortizing the cost of these parts in a systematic manner, we believe we are appropriately applying the principles of FASB Concept Statement No. 5 ¶ 86, which states that:

“Consumption of economic benefits during a period may be recognized either directly or by relating it to revenues recognized during the period.....some expenses, such as depreciation and insurance are allocated by systematic and rational procedures to the periods during which the related assets are expected to provide benefits.”

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the materials included herewith by file-stamping the additional copy of the cover page of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

Please call Kalyani Chatterjee, Corporate Controller and Chief Accounting Officer or the undersigned at (650) 960-1300 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ MICHAEL E. LEHMAN
Michael E. Lehman
Chief Financial Officer and Executive Vice President,
Corporate Resources

CC:	Christine Davis, SEC Division of Corporate Finance

Stephen Almassy, Ernst & Young

Lisa Portnoy, Ernst & Young

Katharine Martin, Wilson Sonsini Goodrich & Rosati

Kalyani Chatterjee, Sun Microsystems, Inc.

Brian Martin, Sun Microsystems, Inc.